UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  ULTRAPAR ANNOUNCES NOTIFICATION FROM ULTRA S.A. PARTICIPAÇÕES

  São Paulo, March 3, 2022 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar”) announces, as a complement to the Material Notice of July 12, 2019 and to the Market Announcement of November 28, 2019, that it has been informed by Ultra S.A. Participações on the conclusion of the acquisition of the convertible debentures issued by Pátria Private Equity VI Fundo de Investimento em Participações Multiestratégia by Fabio Igel and Marcos Lutz through IgelPar Participações S.A. (“IgelPar”).

  The debentures were converted into IgelPar shares and acquired by Mr. Igel and Mr. Lutz, who now hold 50.1% and 49.9% of IgelPar, respectively, after said acquisition.

  The total number of shares linked to the Ultrapar Shareholders' Agreement remains unchanged.

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 03, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Market announcement)